Exhibit 99.2

• ® Firearms Blackrod Holdings, LLC

Important Disclaimers The information contained in this document is provided for informational purposes only and speaks only as of the date hereof, unless otherwise indicated. Certain information contained herein has been obtained from third-party sources or other information believed to be reliable. Unless otherwise indicated, such information has not been independently verified, and no representation or warranty, express or implied, is made as to its accuracy, completeness or reliability. The information contained in this document is based on information available as of the date hereof and on current financial, economic, market, industry and other conditions. Such information and conditions are subject to change without notice. Except as may be required by applicable law, the Company undertakes no obligation to update or revise any information contained herein to reflect subsequent events, circumstances or changes in expectations. This document may contain estimates, projections, forecasts, targets, expectations and other forward-looking information. Such information is inherently subject to risks, uncertainties, assumptions and other factors, many of which are beyond the Company's control, and actual results may differ materially from those expressed or implied by such information. No assurance can be given that any estimate, projection, forecast, target or expectation will be achieved. Past performance is not necessarily indicative of future results. Nothing contained in this document constitutes or should be construed as an offer to sell, or a solicitation of an offer to buy, any securities, nor shall it constitute an offer, commitment or recommendation with respect to any financing or other transaction. Any offer or sale of securities will be made only pursuant to appropriate offering documentation and in accordance with applicable securities laws. The information contained herein does not constitute legal, regulatory, accounting, tax, investment or financial advice or a recommendation regarding any securities or transaction. Recipients should consult their own professional advisors regarding any legal, regulatory, accounting, tax, investment or financial matters relating to the information contained herein. Forward-Looking Statements In this presentation, all statements that are not purely historical facts are forward-looking statements. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "project," "plan," "estimate," "intend" and other similar expressions. Forward-looking statements are based on currently available business, economic, financial and other information and reflect the current beliefs, expectations and views of the management team of Remington (the "Company") with respect to future developments and their potential effects on the Company. Actual results could vary materially depending on risks and uncertainties that may affect the Company and its business, including the Company's refinancing plans, ability to execute on its strategies and customer and industry trends and influences. Neither the Company, its advisors, or Blackrod Holdings, LLC assume any obligation to update forward-looking statements made in this presentation to reflect subsequent events or circumstances or actual outcomes. Remington is a licensed trademark owned by Ammunition Operations, LLC and used under license. Ammunition Operations, LLC does not manufacture, endorse, or sell products made or sold by Frontier Defense Group, LLC. Frontier Defense Group, LLC and Ammunition Operations, LLC are separate and unaffiliated companies. Frontier Defense Group, LLC manufactures firearms under license; Ammunition Operations, LLC manufactures ammunition under the Remington brand. 2 Disclaimer

Welcome to Remington Country 3

Executive Summary Remington Firearms - Founded in 1816, in Ilion, NY - Over 200 years of firearms design and manufacturing expertise - The oldest firearms manufacturer in the United States - Historically one of the largest manufacturers in the firearms industry - Storied history of introducing innovative, market leading firearms and ammunition products - Recognized as a producer of high-quality products for the hunting, shooting sports, defense and law enforcement markets - Remington enjoys worldwide brand recognition and is arguably the best-known firearm manufacturing brand in the world - Prior owners include Dupont Chemical Company, Clayton Dubilier & Rice, and Cerberus Capital Management LP - Blackrod Holdings, LLC through its wholly owned subsidiary Frontier Defense Group, LLC has acquired select assets and IP, including license rights to use Remington specified trademarks in connection with the manufacture and sale of firearms and certain accessories. Frontier Defense Group operates independently and manufactures Remington-branded firearms under license, while Ammunition Operations, LLC, a separate company, manufactures Remington-branded ammunition. 4

Over 200 Years of Excellence and Industry Leadership 6

Remington

Unique Brand Differentiation

Heritage & Recognition

- Founded in 1816. The Library of Congress identifies Remington as the earliest original American gun maker.

  Library of Congress | American Firearms

- Remington ranked No. 2 in brand awareness among sportsmen in the SportsOneSource 2009 Brand Index.

  SEC filing (2010) | Freedom Group

Brand Position

- More than 11 million Model 870s have been made. Field & Stream calls it the best-selling shotgun of all time.

  Field & Stream (2026) | Model 870

- The Model 870 became Remington's most successful single firearm model and the best-selling pump-action shotgun.

  American Rifleman (2020) | Model 870

- The Model 700 holds the record for the most-produced sporting bolt-action rifle, according to American Rifleman.

  American Rifleman | 200 Years of Remington

Sources linked beneath each claim

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Continued Market Leadership Today Overview of Select Awards and Recognitions 2011 Golden Bullseye: Shotgun of the Year Remington Versa Max — American Rifleman / NRA Publications named the Versa Max its 2011 Golden Bullseye winner for shotguns. Source: American Rifleman 2011 Best of the Best: Best New Shotgun Remington Versa Max — Field & Stream selected the Versa Max as Best New Shotgun in its 2011 Best of the Best hunting gear awards. Source: Field & Stream / Spokesman-Review 2011 Golden Bullseye: Shotgun of the Year Model 887 Nitro Mag Tactical — recognized as Shooting Illustrated's 2011 Shotgun of the Year. Source: AmmoLand 2013 Editorial: Best New Hunting Rifle Remington Model 783 — an American Rifleman reviewer described the 783 as the best new hunting rifle of 2013 at any price point. Source: American Rifleman 2014 Golden Bullseye: Rifle of the Year Remington Model 783 — American Hunter's official 2014 Golden Bullseye list named the Model 783 Rifle of the Year. Source: American Hunter 2015 Outdoor Life: Editor's Choice Remington V3 Field Sport — Remington's 2018 catalog reports that the V3 earned Outdoor Life Gun Test Editor's Choice recognition. Source: Remington 2018 Catalog / Outdoor Life 2015 Outdoor Life: Great Buy Remington V3 Field Sport — the same Outdoor Life Gun Test recognition reported the V3 as earning Great Buy. Source: Remington 2018 Catalog / Outdoor Life 2015 Best New: Shotguns Remington V3 — Firearms News included the V3 among its favorite new shotgun introductions from the 2015 SHOT Show. Source: Firearms News 2017 Golden Bullseye: Shotgun of the Year Remington V3 Field Sport — American Hunter named the V3 Field Sport its 2017 Golden Bullseye Shotgun of the Year. Source: American Hunter 2017 Caliber Award: Best New Shotgun Remington 870 TAC-14 — NASGW / POMA named the 870 TAC-14 Best New Shotgun in the Caliber Awards. Source: NASGW 2019 Golden Bullseye: Shotgun of the Year Remington 870 DM — Shooting Illustrated selected the 870 DM as its 2019 Golden Bullseye Shotgun of the Year. Source: Shooting Illustrated 2020 Golden Bullseye: Tactical Gun of the Year Remington V3 TAC-13 — American Rifleman awarded the TAC-13 its 2020 Tactical Gun of the Year. Source: American Rifleman 2020 Golden Bullseye: Rifle of the Year Remington Model 700 American Hunter — American Hunter's 2020 winner list named it Rifle of the Year. Source: American Hunter 2021 Outdoor Life: Best Pump Gun Remington 870 Express — Outdoor Life reports the 870 Express won Best Pump Gun in its September 2021 17-shotgun duck-gun test. Source: Outdoor Life 2023 Outdoor Life: Great Buy / Best Value Remington 870 Fieldmaster — Outdoor Life selected the 870 Fieldmaster as the Great Buy in its pump-shotgun comparison. Source: Outdoor Life 2025 Outdoor Life: Best Pump Shotgun Remington 870 Fieldmaster — Outdoor Life's duck-shotgun testing named the 870 Fieldmaster Best Pump Shotgun. Source: Outdoor Life Remington Products are Well Recognized in the Industry for their Reliability and Innovative Design 8

Highly Qualified Management Team Decades of Industry Experience Blackrod Executive Team Todd McCoig Chief Executive Officer Josh Adidjaja Interim CFO Melissa Cofield Chief Human Resources Officer Bob Skinner Vice President Sourcing & Supply Chain Hunter Cummings Vice President Engineering Mr. McCoig has over 20 years of experience in the industry. Proven leader in the areas of: Innovation - Turnaround Experience - Operations Management - Sales - Customer Relationships - Marketing - Strategy - and Leadership. Mr. Adidjaja has over 25 years of experience in manufacturing Proven leader in the areas of: Financial Strategy, Analysis, Lean Manufacturing - Technology- Compliance - Performance Standards and Monitoring. Ms. Cofield has over 25 years of experience in the industry. Proven leader in the areas of: Communication - Human Resources - Benefits - Compensation - HR - Compliance - Environmental Health & Safety- Policies/Procedures Mr. Skinner has over 20 years of experience in the industry. Proven leader in the areas of: Operations - Sourcing - Logistics -Security and Project Management Mr. Cummings has over 15 years of experience in the industry. Proven leader in the areas of: Research & Development - Manufacturing Engineering - Product Development and Quality 9

Forward-Looking Statements & Projections Disclaimer The projections, forecasts and other forward-looking information contained in this presentation represent management's good- faith estimates and expectations and include various estimates, assumptions and judgments regarding future events, circumstances, financial performance, market conditions and operating results. These estimates and assumptions are based on information available to management as of the date they were prepared and are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties. This presentation contains forward-looking statements, including statements regarding anticipated financial performance, projections, forecasts, business plans, strategies, objectives, market opportunities, growth expectations and future operating results. These statements are based on current expectations, estimates, assumptions and beliefs of management and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied. Management cannot and does not guarantee that any projections, forecasts, estimates, targets, anticipated results or other forward-looking information contained in this presentation will be achieved. Projections and forecasts are inherently uncertain and are provided for illustrative and informational purposes only. There can be no assurance that the estimates or assumptions underlying such projections will prove accurate or that the projected results will be realized. Actual results may differ materially from those projected, estimated or anticipated. Neither the Company nor its management makes any representation or warranty, express or implied, as to the accuracy, completeness or achievability of any projections, forecasts, estimates or assumptions contained herein. Recipients should not place undue reliance on such forward-looking information. Except as required by applicable law, neither the Company nor management undertakes any obligation to update or revise any forward-looking statements, projections, estimates or assumptions to reflect subsequent events, circumstances or changes in expectations. 10

Financial Overview and Projections Income Statement 2026P (a) 2027P 2028P Net Sales 3.4 96.2 174.4 COGS 4.8 72.6 122.5 Gross Profit (1.4) 23.6 51.8 Margin (41.2%) 24.5% 29.7% SG&A 1.6 8.2 11.5 % of Sales 47.1% 8.6% 6.6% Licensing (Income) — (0.4) (0.6) Interest — — — Other (Inc)/Exp 0.0 (0.5) (0.6) EBIT (3.0) 15.8 40.8 % of Sales (88.3%) 16.4% 23.4% Net Income (3.0) 15.8 40.8 % of Sales (88.3%) 16.4% 23.4% Interest — — — Depreciation 0.2 1.3 1.3 EBITDA (2.8) 17.1 42.1 % of Sales (81.0%) 17.8% 24.2% (a) Assumes startup in October 2026 and 4-month ramp-up starting October 1, 2026 which runs into January 2027. (b) Revenue based on production capacity limitations. 2026 revenue based on 4-day, 2-shift workweek. 2027 revenue based on increased 7-day, 2-shift workweek with existing equipment — 2026 sales prices assumed through 2027 and 2028 without increase. No Military sales assumed in projections, although expected to be significant. (c) Licensing income assumed constant based on current agreements, no increases. (d) Attractive EBIT and EBITDA margins based on efficient manufacturing, lean overhead, current pricing. (e) Flat depreciation associated with less capital intense outsourcing strategy. 11